OUTBOUND PHONE SCRIPT - The Lutheran Brotherhood Family of Funds

Hello, my name is____________ and I am calling on behalf of The Lutheran Brotherhood Family of Funds. May I please speak with ____________________.

Thank you for taking my call.

I am calling to let you know that shareholders are being asked to vote on some important proposals for merging The Lutheran Brotherhood Family of Funds and The AAL Mutual Funds. Before I continue, I'd like you to know this call is being recorded to ensure we accurately represent your vote.

Have you received your package containing voting information?

Are you familiar with the proposals? May I answer any questions?
(If the Shareholder has questions please refer directly to the Proxy Statement and Prospectus and the question and answer guide within).

If you would like, I can record your vote over the telephone right now.

Would you like to vote now? (*If No, please see bottom notation).

For verification purposes may I please have your name and street address?

The Board of Trustees of the trust unanimously recommends that you vote FOR each of the proposed mergers in the proxy statement and prospectus. Would you like to vote as the Board recommends?
(If the shareholder does not wish to vote as the Board recommends offer to review the proposal with them and ask them how they would like to vote - you can do this by clicking on the vote now link to review their vote card).

Your vote has been recorded. You have voted _______, is that correct?

In the next 72 hours a confirmation of your vote will be mailed to you. Thank you for your time.

*If the shareholder does not wish to vote at this time, please remind them that there are three ways to vote: by mail, touch tone telephone or the Internet. The insert which came with the proxy statement and prospectus provides the telephone number and website address for voting.

All votes must be received by June 16th at 6am Central Time.
If you have any other questions, please feel free to call us at 1-866-270-1532.